FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended September 30, 2019

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

99.1	Quarterly Report for the Quarter ended September 30, 2019
99.2	CEO Certifications
99.3	CFO Certifications

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

	By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

Date: November 13, 2019

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